September 14, 2020TSX: SAM

Starcore Reports Q1 Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) reports the results for the first quarter ended July 31, 2020 for the Company and its mining operations in Queretaro, Mexico. The full version of the Company's Financial Statements and Management's Discussion and Analysis can be viewed later today on the Company's website at www.starcore.com, or SEDAR at www.sedar.com.  All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

“The current positive Gold and Silver prices, coupled with our staff reductions and cost cutting measures last year have been building momentum for the past three quarters for the Company culminating in the highest earnings from mining operations since fiscal 2014, ” reported Robert Eadie, CEO and President of the Company. “We are continuing to look for new opportunities within our own properties while managing our mine as efficiently as possible.”

Financial Highlights for the three-month period ended July 31, 2020 (unaudited):

•	Cash and short-term investments on hand is $1.3 million at July 31, 2020 after repayment of $3.24 million of debt in June, 2020;
•	Gold and silver sales of $8.1 million;
•	Earnings from mining operations of $2.9;
•	Net Income of $1.7 million, or $0.03 per share;
•	EBITDA(1) of $2.6 million;

The following table contains selected highlights from the Company’s unaudited consolidated statement of operations for the quarters ended July 31, 2020 and 2019:

(in thousands of Canadian dollars) (unaudited)	Quarter ended July 31,
	2020	2019
Revenues	$8,090	$6,389
Cost of Sales	(5,164)	(6,339)
Earnings (loss) from mining and toll processing operations	2,926	50
Administrative Expenses, interest and foreign exchange	(1,316)	(1,089)
Sale of Altiplano	-	(36)
Income tax recovery	53	244
Net income	$1,663	$(831)
(i) Income (loss) per share – basic	$0.03	$(0.02)
(ii) Income (loss) per share – diluted	$0.03	$(0.02)

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail. info@starcore.com    website:  www.starcore.com

Reconciliation of Net income to EBITDA(1)
For the three months ended July 31,	2020	2019
Net Income (Loss)	$1,663	$(831)
Sale of Altiplano	-	36
Deferred income tax income (expense)	53	(244)
Interest	24	90
Depreciation and depletion	868	863
EBITDA	$2,608	$(86)
EBITDA MARGIN(2)	32.24%	(1.3)%

(1)

EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

(2)

EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

Production Highlights for the three month period ended July 31, 2020:

•	Equivalent gold production of 3,259 ounces;
•	Mine operating cash cost of US$929/EqOz;
•	All-in sustaining costs of US$1,220/EqOz;

The following table is a summary of mine production statistics for the San Martin mine for the periods ended July 31, 2020 and 2019 and for the previous year ended April 30, 2020:

		Actual Results for
	Unit of measure	3 months ended July 31, 2020	3 months ended July 31, 2019	12 months ended April 30, 2020
Mine Production of Gold in Dore	thousand ounces	2.9	3.3	11.8
Mine Production of Silver in Dore	thousand ounces	32.5	36.1	121.8
Gold equivalent ounces	thousand ounces	3.3	3.7	13.1

Silver to Gold equivalency ratio		97.2	89.2	90.3
Mine Gold grade	grams/tonne	1.70	1.99	1.82
Mine Silver grade	grams/tonne	29.2	31.7	30.5
Mine Gold recovery	percent	88.8%	85.1%	87.7%
Mine Silver recovery	percent	56.5%	58.4%	54.4%
Milled	thousands of tonnes	59.1	60.8	229.8
Mine operating cash cost per tonne milled	US dollars	51	75	66
Mine operating cash cost per equivalent ounce	US dollars	929	1,234	1,149

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The Company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Gary Arca”
Gary Arca, Chief Financial Officer and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

GARY ARCA	EVAN EADIE

Telephone: (604) 602-4935 Investor Relations
Facsimile: 1-604-602-4936Telephone:  (604) 602-4935 x 230

Toll Free:   1-866-602-4935

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for the adequacy or accuracy of this press release.